United States securities and exchange commission logo





                             October 27, 2021

       Mohsin Y. Meghji
       Chairman and Chief Executive Officer
       M3-Brigade Acquisition II Corp.
       1700 Broadway, 19th Floor
       New York, NY 10019

                                                        Re: M3-Brigade
Acquisition II Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 27,
2021
                                                            File No. 001-40162

       Dear Mr. Meghji:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed September 27, 2021

       Summary Term Sheet, page 1

   1. Please provide here or in another section in the forepart of the proxy statement a succinct and plain English
overview of the business combination and related transactions. For example, clarify that
you have entered into a business combination to acquire Syniverse and that as part of the
business combination Twilio is making an up to $750 million equity investment with a
minimum commitment of $500 million, you are receiving another $265 million in a PIPE
investment of common stock and convertible preferred stock and you will use proceeds from
the business combination to refinance your debt. Disclose the value of the
consideration being paid to Syniverse, the approximate number of shares you are issuing as
consideration and the number of shares and convertible preferred stock you are issuing pursuant to
the related transactions.
 Mohsin Y. Meghji
M3-Brigade Acquisition II Corp.
October 27, 2021
Page 2
Questions and Answers about the Proposals for Stockholders
Q: What equity stake will current stockholders of the Company...hold in the post-combination company after the Closing?, page 17

2. Please revise your narrative and tabular disclosures throughout to show the potential impact of interim levels of redemptions. If the maximum redemption scenario does not assume the redemption of all of the public shares, explain why and disclose the number and percentage of shares that the maximum redemption scenario assumes are redeemed.
3. Please revise to disclose that the post-business combination company will be a "controlled company" under the rules of the New York Stock Exchange. Cross-reference to a more detailed discussion of the implications of the post-business
combination company   s status
         as a "controlled company."
Q: What vote is required to approve the proposals presented at the Special Meeting?, page 20

4. Please disclose that the Sponsor Parties have agreed to vote their MBAC shares in favor of the Business Combination and quantify the number and percentage of MBAC shares this represents. In addition, disclose the percentage of the remaining shares that are needed to approve the Business Combination Proposal assuming all MBAC outstanding shares are voted and assuming only a quorum of MBAC shares are voted.
Q: What interests do the Sponsor and the Company   s current officers and
directors have in the
Business Combination?, page 23

5. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other M3-Brigade shareholders experience a negative rate of return in the post-business combination company.
6. Please expand your disclosure to further quantify the aggregate dollar amount of what
       MBAC's Sponsor, officers and directors and their affiliates have at risk that depends on completion of a business combination. For example, please quantify the following:
           Disclose the value of the Sponsor's MBAC shares and warrants based on the transaction value and recent trading prices as compared to the price paid;
           Disclose any consideration provided in exchange for the Sponsor agreeing to waive its redemption rights;
           Disclose the amount of investment by MBAC's Sponsor, officers and directors and their affiliates that will be lost as a result of waiving liquidating distributions;
FirstName
           LastNameMohsin
           Disclose the amount  Y. of
                                   Meghji
                                      Syniverse debt and interest held by
Brigade that will be
Comapany repaid
           NameM3-Brigade
                   in connection Acquisition II Corp.Syniverse's debt upon consummation of the with refinancing
October 27,business
            2021 Page combination
                         2          transactions.
FirstName LastName
 Mohsin Y. Meghji
FirstName
M3-BrigadeLastNameMohsin     Y. Meghji
            Acquisition II Corp.
Comapany
October 27,NameM3-Brigade
            2021             Acquisition II Corp.
October
Page 3 27, 2021 Page 3
FirstName LastName
Q: If am a holder of Company public shares, can I exercise redemption rights with respect to my public shares?, page 26

7. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Q: How do I exercise my redemption rights?, page 27

8. Please describe the threshold price that would allow the company to redeem public warrants and clarify whether recent common stock trading prices exceed that threshold.
         Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risk Factors, page 68

9. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
10. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
11. Please include a risk factor addressing the risks to shareholders of the exclusive forum provisions in the post-combination company's charter, including that a court will find the
         Securities Act exclusive forum provision to be unenforceable.
Breaches in data security and lapses in data privacy, as well as disruptions and other damages to
Syniverse's information technology..., page 69

12.      We note that in May 2021, Syniverse became aware of unauthorized access to its
         operational and information technology systems by an unknown individual or
         organization (the    May 2021 Incident   ). We further note that
Syniverse launched an
         internal investigation, notified law enforcement, commenced remedial actions and engaged the services of specialized legal counsel and other incident response professionals, and believes it has identified and adequately remediated the vulnerabilities that led to the incidents. Please revise to clarify whether your investigation of the May
         2021 Incident still continues, and describe in greater detail the scope and any potential impact of the incident to your systems, solutions and customers. Tell us how you evaluated and assessed any contingent liabilities due to potential damages to your customers. We refer you to ASC 450-20-55-14. Disclose any remediation efforts and steps you have taken or expect to take to support and protect your customers. Indicate when your customers were notified of any impact to them and whether any indemnification clauses have be activated. Revise to disclose the amount of cyber
 Mohsin Y. Meghji
M3-Brigade Acquisition II Corp.
October 27, 2021
Page 4
         insurance that Syniverse has maintained and currently maintains. Disclose the costs or expenditures incurred in investigating and responding to this incident. In addition, you should include similar discloses in the MD&A section of your filing. Syniverse depends on a small number of customers..., page 71

13. Please disclose the material terms of your agreement with AT&T Mobility, including the term and any termination provisions.
If Syniverse fails to maintain effective internal controls over financial reporting at a reasonable assurance level..., page 83

14. Please explain in detail how you considered the May 2021 Incident and the investigation in your assessment of disclosure controls and procedures and internal control over financial reporting. Tell us whether you identified any significant deficiencies or material weaknesses in your internal control over financial reporting. Describe whether there have been any changes to your internal control over financial reporting that occurred subsequent to your fiscal year end that have materially affected, or are reasonably likely to materially affect, your internal controls. We refer you to SEC Interpretive Release No. 33-
         10459.
Syniverse has substantial debt..., page 84

15.      Please quantify Syniverse   s debt service requirements and disclose
the percentage of its
         cash flow that must be dedicated to debt service, both principal and interest.
Our public stockholders will experience dilution..., page 91

16. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders and the conversion of the convertible preferred notes, at each of the redemption levels detailed in your tabular presentation, including any needed assumptions.
We and Syniverse will incur significant transaction and transition costs in connection with the
Business Combination, page 95
FirstName LastNameMohsin Y. Meghji
17.    We note that underwriting fees remain constant and are not adjusted based on
Comapany   NameM3-Brigade
       redemptions.           Acquisition
                    Revise your  disclosureIItoCorp.
                                                disclose the effective
underwriting fee on a
Octoberpercentage basis4for shares at each redemption level presented.
         27, 2021 Page
FirstName LastName
 Mohsin Y. Meghji
FirstName
M3-BrigadeLastNameMohsin     Y. Meghji
            Acquisition II Corp.
Comapany
October 27,NameM3-Brigade
            2021             Acquisition II Corp.
October
Page 5 27, 2021 Page 5
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 111

18. Please explain why you did not include any disclosure in your pro forma financial statements for the estimated costs of the investigation subsequent to May 31, 2021 or other costs you expect to incur in connection with the May 2021 Incident. Please clarify your disclosures if you are unable to estimate other costs you expect to incur.
19. We note that Carlyle held $68.9 million and $62.4 million of the Tranche C Term Loans as of May 31, 2021 and November 30, 2020. We also note that Brigade is a significant lender to Syniverse and will receive proceeds in the transaction from the refinancing of
         Syniverse   s outstanding indebtedness upon consummation of the
Business
         Combination. Please revise to separately present related party debt on the face of your unaudited pro forma condensed combined balance sheet. In addition, revise your disclosures in Adjustment (F) to clarify whether Carlyle or Brigade will receive any
         proceeds in connection with the payoff of Syniverse   s existing debt.
We refer you to Rule
         4-08(k) of Regulation S-X.
20.      We note that Twilio is currently a customer of the post-combination
company   s enterprise
         messaging services. Please tell us your consideration of separately disclosing the amount of related party revenues and expenses for Twilio.
Proposal No. 1 - The Business Combination Proposal
Registration Rights Agreement, page 158

21. Please disclose the length of the lock-up period in the registration rights agreement.
Background of the Business Combination, page 167

22. Please discuss if the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.
23. Your charter waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.
24. Please disclose when the Syniverse projected financial information was presented to the board and any discussions relating to the assumptions underlying the target projections. In this regard, we note your disclosure on page 179 that the projections were presented on
         May 21, 2021.
25.      We note your disclosure on page 175 that Mr. Vincent    recused
himself from certain
         discussions concerning the Business Combination on account of his relationship with
         Brigade.    Please identify these discussions in the description of
the transaction timeline.
 Mohsin Y. Meghji
FirstName
M3-BrigadeLastNameMohsin     Y. Meghji
            Acquisition II Corp.
Comapany
October 27,NameM3-Brigade
            2021             Acquisition II Corp.
October
Page 6 27, 2021 Page 6
FirstName LastName
The Company's Board of Directors' Reasons for the Approval of the Business Combination, page
176

26. Please discuss how the MBAC Board determined the $2.85 billion enterprise value of
         Syniverse. As part of the discussion, disclose the Board's analysis of selected other companies and the valuations implied by the Twilio Investment and PIPE Investment, which are referenced under "Valuation and Financial Profile" on page
176.
Certain Syniverse Projected Financial Information, page 179

27. Please revise to disclose in greater detail the basis for and the nature of the material assumptions underlying the projections. For example, explain in more detail the basis for determining your revenue growth in each segment through 2025. Provide estimated revenue for both fixed and variable consideration and the underlying assumptions and inputs for each of these revenue line items that supports your estimates. In addition, explain how you estimated variable costs, direct costs and expenses through 2025.
28.      You disclose that the Twilio Investment and Twilio   s proposed
strategic partnership with
         Syniverse will create a catalyst for accelerated revenue and earnings growth for
         Syniverse. Please revise your projections to separately present related party revenues and
         costs associated with Twilio   s proposed strategic partnership with
Syniverse. This
         appears to be important information necessary to understanding your projections.
29. You disclose that the projections do not take into account any circumstances or events occurring after the date on which the Projections were presented to the Board, which was
         May 21, 2021, and speak only as of such date. Please explain whether your projections take into account the May 2021 Incident.
Proposal No. 2 - Thr NYSE Proposal, page 194

30. Please clarify whether the NYSE requires separate shareholder votes for each proposed issuance of securities that, on its own, would require shareholder approval
         under Section 312.03 of the NYSE   s Listed Company Manual.
Proposal No. 3 - The Charter Proposal, page 197

31. Please explain to us the legal basis for presenting a binding proposal to approve two alternative charters. In addition, provide more disclosure in the Questions and Answers section regarding the reason for presenting alternative charters, under what circumstances
         Class C common stock will be issued and the material difference between the Class A and
         Class C common stock.
Proposal No. 4 - The Governance Proposal, page 202

32. Please balance your disclosure regarding each governance proposal by including a discussion of the disadvantages to shareholders of the proposal. Mohsin Y. Meghji
FirstName
M3-BrigadeLastNameMohsin     Y. Meghji
            Acquisition II Corp.
Comapany
October 27,NameM3-Brigade
            2021             Acquisition II Corp.
October
Page 7 27, 2021 Page 7
FirstName LastName
Syniverse's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 271

33. We note that Syniverse believes that it has sufficient liquidity to meet its currently anticipated business needs, including planned capital expenditures and working capital requirements due to cash on hand, expected cash flows from operations and availability under the New Revolving Credit Facility. Please revise to disclose your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term based upon your currently available resources. We refer you to Item 303(b)
         of Regulation S-K.
Non-GAAP Financial Measures
Reconciliation of Non-GAAP Measures to GAAP, page 275

34. Please clarify why certain adjustments to your Non-GAAP Adjusted EBIDTA measures are proper. In this respect, we note that adjustment (c) reflects items associated with certain advisory and professional services related to strategic initiatives and otherwise, employee costs and data center migration costs. We refer you to Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations. Please provide an analysis of each item included in adjustment (c) to support that such expenses are not normal, recurring, cash operating expenses necessary to operate your business. Critical Accounting Policies
Goodwill, page 277

35. We note that beginning in fiscal quarter ended May 31, 2021, management concluded that
         Syniverse was comprised of two reporting units that appear to be your reportable operating segments. Please revise to disclose here and in your financial statement footnotes the amount of goodwill allocated to each reportable operating segment in accordance with ASC 350-20-50-1.
Common Stock Valuation, page 279

36. When your preliminary IPO price or valuation is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your transaction. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. Your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
 Mohsin Y. Meghji
FirstName
M3-BrigadeLastNameMohsin     Y. Meghji
            Acquisition II Corp.
Comapany
October 27,NameM3-Brigade
            2021             Acquisition II Corp.
October
Page 8 27, 2021 Page 8
FirstName LastName
Beneficial Ownership of Securities, page 317

37. Please separately disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
38. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Carlyle Partners V Holdings, L.P. and
         Brigade Capital Management, LP.
Consolidated Financial Information of Syniverse
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page G-29

39. You disclose certain contracts with monthly recurring fees which are fixed over the course of each year under the contract, but may change at the completion of each twelve month period of the contract. Explain the judgment management applies to determine whether a time-based measure or another output-based measure, such as volume, is the most appropriate measure of the pattern of performance to satisfy the performance obligation.
         Explain whether the change at completion represents variable consideration.
40. We note that for contracts with significant up-front customization and development activities at inception of a contract, revenues and the associated direct costs, if any, are deferred and recognized on a straight-line basis over the contractual term. Please describe in detail the nature of the up-front customization and development activities at inception of a contract. Provide us with your analysis and tell us the specific accounting guidance that you are relying upon to recognize the revenues and associated direct costs. Explain how you determine the contractual term and how you consider contract renewals. We refer you ASC 606-10-55-50 through 53.
41. Please explain in greater detail how you recognize revenues for those contacts that include a tier-based price per unit or fee, or a fixed amount plus additional fees for volume overages above a contractual threshold. Describe any estimates and assumptions that you consider for these arrangements.
42. You disclose that revenues are recognized when control of the promised services is transferred to its customers in an amount that reflects the consideration Syniverse expects to be entitled to in exchange for those services. You further disclose that cost of operations includes variable costs, which are partially composed of message termination fees, revenue share fees and data processing costs, and variable costs are paid to third-
         party providers and are direct costs that fluctuate either as a percentage of revenue or by the number of transactions processed. Please clarify the nature of the goods and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis. Provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements. We you refer to
         ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.
 Mohsin Y. Meghji
M3-Brigade Acquisition II Corp.
October 27, 2021
Page 9
Note 4. Revenues, page G-40

43. We note that you operate in several different countries or regions outside the United
      States. Please explain how you considered the guidance in ASC 280-10-50-41(a)
44. You disclose that the transaction price of each contract includes the amount to which it expects to be entitled, which is comprised of fixed consideration, variable consideration or a combination of both. Please tell us how you considered providing disaggregated revenue disclosures by type of contract (i.e. fixed and variable). Also consider disclosing revenue amounts that you recognize straight-line for fixed monthly recurring fees over the contract term, transaction-based fees that are invoiced each month, and services with transaction-
      based fees. We refer you to ASC 606-10-55-89 through 55-91.
19. Reportable Segments, page G-57

45. Please revise to provide the disclosures required by ASC 280-10-50-21 and 55-47.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at 202-551-4969 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameMohsin Y. Meghji
                                                            Division of
Corporation Finance
Comapany NameM3-Brigade Acquisition II Corp.
                                                            Office of
Technology
October 27, 2021 Page 9
cc:       John L. Robinson, Esq.
FirstName LastName